UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

FULLCIRCLE REGISTRY, INC.

____________________________________

(Name of Registrant)

Nevada	333-51918	61-1363026
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification Number)

285 Big A Road

Toccoa, Georgia 30577

______________________________________________

(Address of Principal Executive Offices)

706-391-5030

_________________________________________

(Registrant's Telephone Number, Including Area Code)

 FULLCIRCLE REGISTRY, INC.

285 Big A Road, Toccoa, Georgia 30577

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

Notice of Change in the Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of FullCircle Registry, Inc. (the "Company" or "FLCR") at the close of business on August 31, 2018 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about August 17, 2018.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On or about June 26, 2018, a wholly owned subsidiary of FLCR entered into a Merger Agreement with Galaxy Next Generation, Inc. (“Purchasers”), which was approved by the Board of Directors of FLCR and its subsidiary.  Under the terms of the Merger Agreement, FLCR has agreed to reconstitute the Board of Directors and Executive Officers.  This Information Statement contains information about persons who will serve as officers of the Company or as Directors on the Board of Directors.

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14f-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY.

No action is required by the shareholders of the Company in connection with the election or appointment of the new directors. However, Section 14(f) of the Securities Act of 1934, as amended, requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors if said change occurs without a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS THEREOF

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 200,000,000 shares of common stock, par value $.0001 per share, of which approximately 191,954,084 shares are issued and outstanding and 10,000,000 shares of preferred stock of $.0001 par value, of which approximately 9,067,850 shares are issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

Merger Transaction

On June 22, 2018 the Company closed on a Merger Transaction (the "Merger Transaction") with Galaxy Next Generation, Inc. ("Galaxy") pursuant to which the Company was the surviving corporation.  Under the terms of the Merger Transaction, the shareholders of Galaxy exchange all their shares of common stock for the Company’s Series C Preferred shares, each of which is equivalent and convertible into 500 shares of the Company’s common stock.  As a result of this transaction, the Galaxy shareholders acquired approximately 90% of the voting rights and the capital stock of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the officers and directors of the Company prior to the Merger.

Name and Address	Age	Position(s)
Leigh Friedman	65	Director, President, Secretary and Chief Financial Officer

Leigh Friedman, President, CEO, Secretary, Director

Prior to 2011, Leigh served as the General Manager of the Georgetown 14 Cinemas in Indianapolis. Mr. Friedman possesses a keen knowledge of our theater & the local demographics of our area. Mr. Friedman also was the former Owner & General Manager of The Movie Buff Theater, which he opened in Indianapolis in 2011. The theater was later sold to Studio Movie Grill after Mr. Friedman revived it operationally.

Set forth below are the new directors and officers following the closing of the Merger:

APPOINTMENTS TO THE BOARD OF DIRECTORS

Name and Address	Age	Position(s)
Gary LeCroy	50	Director and President
Magen McGahee	33	Director, Secretary
Carl Austin	79	Director

BIOGRAPHY

The following sets forth biographical information regarding the Company’s proposed officers and directors following the completion of the Merger Transaction:

Gary LeCroy, President and Director

Mr. LeCroy owned and operated R&G Sales, Inc. located in Toccoa, Georgia from 2004 to 2018.  Mr. LeCroy served as CEO and sales director for that company which was involved in the sales and distribution of educational technology products.  From November 2016 to the present, Mr. LeCroy has served as CEO/Owner and Director of Galaxy Next Generation, Inc., a Company in the business of developing and selling presentation and educational technology products.  In May 1988, Mr. LeCroy graduated with an Associate degree in business from Piedmont College in Demarest, Georgia.

Magen McGahee, Director and Secretary

Ms. McGahee worked for MIMIO Corporation on its sales leadership team from 2008 to 2013.  MIMIO is a manufacturer of interactive video displays for the education market.  From 2013 to 2014, she worked with Qomo, Inc. as a Director, Strategic Partnerships, developing programs and video display models that would allow expansion into the U.S. market.  From 2014 to 2016, Ms. McGahee worked with LeCroy Educational Technology located in Toccoa Georgia.  LeCroy Educational Technology sells interactive presentation panels into the educational market.  From 2016 to the present, Ms. McGahee has worked for Galaxy Next Generation, Inc., located in Toccoa Georgia, as COO and Co-founder.  Galaxy manufactures, distributes and markets its own brand of interactive flat panels to the education and presentation market.  Ms. McGahee received a Bachelor of Science degree in early childhood education at Valdosta State College in 2005, which is located in Valdosta, Georgia.  In 2010, Ms. McGahee received a Master of Business Administration degree from Georgia Tech, located in Atlanta, Georgia.

Carl Austin, Director

Mr. Austin is the founder and owner of CJ Austin, LLC, a company located in Brandenburg, Kentucky.  CJ Austin, LLC is in the real estate, development and investment business, and Mr. Austin has worked there from its organization in 1992 to the present.  Mr. Austin is an entrepreneur and he owns and operates shopping centers, car washes and residential and commercial real estate.  In 1962, Mr. Austin received a Bachelor of Science degree from Indiana University, located in Bloomington, Indiana.

All Directors hold their office until the next annual meeting of shareholders or until their successors are duly elected pursuant to NRS 78.320, and qualified.  Any vacancy occurring in the Board of Directors may be filled by the shareholders, or the Board of Directors.  A Director elected to fill a vacancy is elected for the unexpired term of his predecessor in office.  Any Directorship filled by reason of an increase in the number of Directors shall expire at the next shareholders’ meeting in which Directors are elected, unless the vacancy is filled by the shareholders, in which case the term shall end on the later of (i) the next meeting of the shareholders or (ii) the term designated for the Director at the time of creation of the position being filled.

Committees: Meetings of the Board

The Company does not have a separate Compensation Committee, Audit Committee or Nominating Committee. These functions are done by the Board of Directors meeting as a whole. The Company’s Board of Directors held meetings during the fiscal year ended December 31, 2017 and 0 meetings were in person and 5 meetings were conducted by telephone. All corporate actions by the Board of Directors were either consented to in writing by all Directors or were agreed to unanimously at a meeting where proper notice had been given and a quorum was present.

Audit Committee

The board of directors has not established an audit committee. The functions of the audit committee are currently performed by the entire board of directors. The Company is under no legal obligation to establish an audit committee and has elected not to do so at this time so as to avoid the time and expense of identifying independent directors willing to serve on the audit committee. The Company may establish an audit committee in the future if the board determines it to be advisable or we are otherwise required to do so by applicable law, rule or regulation.

As the board of directors does not have an audit committee, it therefore has no “audit committee financial expert” within the meaning of Item 401(e) of Regulation S-B. In general, an “audit committee financial expert” is an individual member of the audit committee who:

●	understands generally accepted accounting principles and financial statements,

●	is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,

●	has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to our financial statements,

●	understands internal controls over financial reporting, and

●	understands audit committee functions.

Board of Directors Independence

The Company has no independent directors within the meaning of definitions established by the Securities and Exchange Commission or applicable self-regulatory organization.  The Company is not currently subject to any law, rule or regulation requiring that all or any portion of its board of directors include “independent” directors.

Director Nominees

The Company does not have a nominating committee. The board of directors, sitting as a board, selects those individuals to stand for election as members of our board. Since the board of directors does not include a majority of independent directors, the decision of the board as to director nominees is made by persons who have an interest in the outcome of the determination. The board will consider candidates for directors proposed by security holders, although no formal procedures for submitting candidates have been adopted. Until otherwise determined, not less than 90 days prior to the next annual board of directors’ meeting at which the slate of board nominees is adopted, the board accepts written submissions that include the name, address and telephone number of the proposed nominee, along with a brief statement of the candidate’s qualifications to serve as a director and a statement of why the shareholder submitting the name of the proposed nominee believes that the nomination would be in the best interests of shareholders. If the proposed nominee is not the security holder submitting the name of the candidate, a letter from the candidate agreeing to the submission of his or her name for consideration should be provided at the time of submission. The letter should be accompanied by a resume supporting the nominee’s qualifications to serve on the board of directors, as well as a list of references.

The board identifies director nominees through a combination of referrals, including by management, existing board members and security holders, where warranted. Once a candidate has been identified, the board reviews the individual’s experience and background and may discuss the proposed nominee with the source of the recommendation. If the board believes it to be appropriate, board members may meet with the proposed nominee before making a final determination whether to include the proposed nominee as a member of management’s slate of director nominees submitted to shareholders for election to the board.

Among the factors that the board considers when evaluating proposed nominees are their knowledge of and experience in business matters, finance, capital markets and mergers and acquisitions. The board may request additional information from the candidate prior to reaching a determination. The board is under no obligation to formally respond to all recommendations, although as a matter of practice, it will endeavor to do so.

Code of Ethics

Under the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission’s related rules, the Company is required to disclose whether it has adopted a code of ethics that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Company has adopted a code of ethics that applies to its chief executive officer, chief financial officer and other officers, legal counsel and to any person performing similar functions. The Company has made the code of ethics available and intends to provide disclosure of any amendments or waivers of the code within five business days after an amendment or waiver on the Company’s website www.fullcircleregistry.com

RELATED PARTIES

There is no family relationship between any Director, executive or person nominated or chosen by the Company to become a Director or executive officer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of July 15, 2018, the name and shareholdings of each director, officer and stockholders beneficially owning more than five percent of the Company’s outstanding shares. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

Name	Address	Title of Class	Beneficially Owned	% of Shares
Estate of Norman Frohreich	222 W. Parliament Ct.	Common	25,393,190(1)	13.23%
	Boise, ID 83706
Alec G. Stone	830 Lawrence Street	Common	19,651,855(1)	10.24%
	Brandenburg, Kentucky 40108
Carl Austin	624 River Edge Road	Common	15,124,499(1)	7.88%
	Brandenburg, Kentucky 40108
Richard Davis	207 Peterson Drive	Common	13,079,247(1)	6.81%
	Elizabethtown, Kentucky 42701

Leigh Friedman (3)	417 W Peck St.	Common	16,742,373(1)	8.72%
	Meridian, ID 83646
All as a Group		Common	89,991,164	46.88%

Gary LeCroy (4)	1046 Lovers Lane	Series C
	Toccoa, GA 30577	Preferred	6,074,700(2)	69.36%

Magen McGahee (5)	285 Big A Road	Series C
	Toccoa, GA 30577	Preferred	1,436,400(2)	16.40%

(1) Assuming the outstanding number of shares of common stock on July 15, 2018 is approximately 191,954,084.

(2) Assuming that the outstanding number of shares of Series C Preferred stock on July 15, 2018 is approximately 8,757,250.

(3) Current Director of the Company.

(4) Current President and Director of the Company.

(5) Current Secretary of the Company.

SUMMARY COMPENSATION TABLE

Compensation of Officers and Directors
For the Years Ended December 31, 2017 and 2016
2017
Name	Position	Year	Salary	Stock	Other	Total
J. Leigh Friedman (1)	Chairman/CEO/CFO/Director	2017	$15,000	-	-	-
Jon R. Findley (2)	Former CEO	2017	$17,200	-	-	-
Matthew T. Long (3)	Former President/CFO	2017	$41,246	-	-	-
Alec Stone	Current President/Former Chairman	2017	-	-	-	-
Carl Austin	Former Director	2017	-	-	-	-
Paul Lowe	Director	2017	-	-	-	-
Curtis Shaw	Director	2017	-	-	-	-

2016
Name	Position	Year	Salary	Stock	Other	Total
Alec Stone	Chairman	2016	-	-	-	-
Carl Austin	Director	2016	-	-	-	-
Norman Frohreich (4)	CEO/CFO	2016	-	$2,873	-	$2,873
Jon R. Findley (2)	CEO	2016	$10,500	-	-	$10,500
Matthew T. Long (3)	President/CFO	2016	$34,824	-	-	$34,824

(1) For services as CEO/CFO, Mr. Friedman receives $5,000 per month as director from Oct 2017. The balance of $15,000 is still outstanding as of the date of this Information Statement.

(2) For services as CEO, for part of 2016

(3) For services as former President/CFO, for part of 2017 and 2016;

(4) For services as CEO/CFO, for part of 2016. Mr. Frohreich passed away on August 15, 2016 and earned 1,249,315 shares of common stock, which was awarded to his estate.

Termination of Employment and Change of Control Arrangement

There is no compensatory plan or arrangement in excess of $100,000 with respect to any individual named above which results or will result from the resignation, retirement or any other termination of employment with the Company, or from a change in the control of the Company.

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis (CD&A) provides information on the compensation programs established for our “Named Executive Officers” during our fiscal year ended December 31, 2017. All information provided herein should be read in conjunction with the tables provided above.

Our Board of Directors is responsible for establishing, implementing and monitoring the policies governing compensation for our executives. Currently our Board does not have a compensation committee. Our officers are members of our Board of Directors and are able to vote on matters of compensation. We are not currently under any legal obligation to establish a compensation committee and have elected not to do so at this time. In the future, we may establish a compensation committee if the Board determines it to be advisable or we are otherwise required to do so by applicable law, rule or regulation. During the year ended December 31, 2017 our Board did not employ any outside consultants to assist in carrying out its responsibilities with respect to executive compensation, although we have access to general executive compensation information regarding both local and national industry compensation practices. In future periods we may participate in regional and national surveys that benchmark executive compensation by peer group factors, such as company size, annual revenues, market capitalization and geographical location.

The executive employment market in general is very competitive due to the number of companies with whom we compete to attract and retain executive and other staff with the requisite skills and experience to carry out our strategy and to maintain compliance with multiple Federal and State regulatory agencies. Many of these companies have significantly greater economic resources than our own. Our Board has recognized that our compensation packages must be able to attract and retain highly talented individuals that are committed to our goals and objectives, without at this time paying cash salaries that are competitive with some of our peers with greater economic resources. Our compensation structure is weighted towards equity compensation, which the Board believes motivates and encourages executives to pursue strategic opportunities while managing the risks involved in our current business stage, and aligns compensation incentives with value creation for our shareholders.

Components of Our Executive Compensation Program

Our executive compensation program incorporates components we believe are necessary in order for the Company to provide a competitive compensation package relative to our peers and to provide an appropriate mix between short-term and long-term cash and non-cash compensation. Elements of our executive compensation are listed below:

●	Base Salary

●	Stock Awards

●	Other benefits available to all employees

●	Items specific to our President

Base Salary: At present we do not have a salary structure for employees and executive compensation is based on skill set, knowledge and responsibilities. Base salaries may be established as necessary. During the year ended December 31, 2017 none of our Named Executive Officers received a salary increase.

Stock Awards: A portion of compensation paid to our executives is equity based. We believe equity compensation helps align the interests of our executives with the interests of our shareholders. In that regard, our executives’ compensation is subject to downside risk in the event that our common stock price decreases. In addition, we believe stock awards provide incentives to aid in the retention of key executives.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

Board Leadership Structure and Role in Risk Oversight

We have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined, however, we have traditionally determined that, due to the small size of the Company and the nature of its operations, it is in the best interests of the Company and its shareholders to combine these roles.

Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our Company’s assessment of risks.  The Board of Directors focuses on the most significant risks facing our Company and our Company’s general risk management strategy, and also ensures that risks undertaken by our Company are consistent with the Board’s tolerance for risk.  While the Board oversees our Company, our Company’s management is responsible for day-to-day risk management processes. We believe this structure is the most effective approach for addressing the risks facing our Company and that our Board leadership structure supports this approach.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company's securities and the Merger Transaction, none of the directors, executive officers, proposed directors, holders of more than five percent of the Company's outstanding voting Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the Company’s current fiscal year in any transaction or proposed transaction which may materially affect the Company.

No executive officer, present director, proposed director or any member of these individuals' immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity has a substantial beneficial interest in is or has been indebted to the Company at any time since the beginning of the Company's fiscal year.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

NO DISSENTERS RIGHTS

Under the Nevada Revised Statutes shareholders are not entitled to dissenters rights with respect to the transactions described in this information statement.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

FULLCIRCLE REGISTRY, INC.
By: /s/Gary LeCroy
Date: August 16, 2018	Gary LeCroy, President